GRAB HOLDINGS LIMITED

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023, included herein, have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. Dollars. These should be read in conjunction with our audited financial statements as of December 31, 2022 and for the year ended December 31, 2022, and have been prepared in accordance with IFRS as issued by IASB.

References to “U.S. Dollars” and “$” in this report are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this report have been rounded to integral numbers or to a single decimal place for the convenience of readers. In addition, period on period percentage changes with respect to our IFRS and non-IFRS measures and operating metrics have been calculated using actual figures derived from our internal accounting records and not the rounded numbers contained in this report, and as a result, such percentages may differ from those calculated based on the numbers contained in this report.

Unless otherwise designated, the terms “we”, “us”, “our”, “Grab”, “GHL”, “the Company” and “our company” refer to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities.

FORWARD-LOOKING STATEMENTS

This report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets, expected future financial performance, the markets in which we operate, and the macroeconomic, political and regulatory environment. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19, currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2022 filed on April 26, 2023 (the “2022 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”), as well as in other documents filed by Grab from time to time with the SEC.

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this report as well as the financial information contained in our 2022 Annual Report. This report, including the discussion below, concerns our financial information as of June 30, 2023 and for the six months ended June 30, 2023 and 2022. The discussion of our financial information for the years ended December 31, 2022, 2021 and 2020 is included in our 2022 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this report for cautions about forward-looking statements.

Results of Operations

The following table summarizes our consolidated statements of profit or loss for each of the periods presented:

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2023	2022
Revenue	1,092	549
Cost of revenue	(747)	(647)
Other income	6	6
Sales and marketing expenses	(133)	(142)
General and administrative expenses	(285)	(331)
Research and development expenses	(219)	(239)
Restructuring costs	(51)	(1)
Net impairment loss on financial assets	(33)	(22)
Other expenses	(10)	(1)
Operating loss	(380)	(828)
Finance income	102	32
Finance costs	(63)	(72)
Net change in fair value of financial assets and liabilities	(46)	(133)
Net finance costs	(7)	(173)
Share of loss of equity-accounted investees (net of tax)	(3)	(3)
Loss before income tax	(390)	(1,004)
Income tax expense	(7)	(3)
Loss for the year	(397)	(1,007)

Comparison of the Six Months Ended June 30, 2023 and 2022

Revenue by segment

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2023	2022
Revenue	1,092	549
Deliveries	567	224
Mobility	401	273
Financial services	79	24
Enterprise and new initiatives	45	28

Our revenue increased by $542 million, to $1,092 million in the six months ended June 30, 2023 from $549 million in the six months ended June 30, 2022.

Revenue is presented net of base incentives, excess incentives and consumer incentives. Base incentives were $174 million and $92 million in the six months ended June 30, 2023 and 2022, respectively. Excess incentives were $637 million and $991 million in the six months ended June 30, 2023 and 2022, respectively, and consumer incentives were $467 million and $655 million in the six months ended June 30, 2023 and 2022, respectively.

Deliveries revenue was $567 million in the six months ended June 30, 2023 compared to revenue of $224 million in the six months ended June 30, 2022. The increase in revenue for deliveries was primarily driven by our disciplined approach to reducing incentives as a percentage of GMV as we focus on driving higher quality GMV transactions, and a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model and increased our revenue by $126 million in the six months ended June 30, 2023. Deliveries revenue as a percentage of deliveries GMV improved from 4% in the six months ended June 30, 2022 to 12% in the six months ended June 30, 2023, as we gained network efficiency in our driver-partner base, and were able to improve our overall value proposition in terms of merchant selection, delivery performance and application experience on our superapp platform. Our partner incentives were $226 million and $328 million in the six months ended June 30, 2023 and 2022, respectively. Our consumer incentives were $333 million and $471 million in the six months ended June 30, 2023 and 2022, respectively.

Mobility revenue increased by $128 million, to $401 million in the six months ended June 30, 2023 compared to $273 million in the six months ended June 30, 2022, which was primarily due to ride hailing revenue increasing by $117 million and rental income from motor vehicles. The increase in revenue was primarily driven by the strong demand recovery following the easing of COVID-19 restrictions in 2022 and 2023 across Southeast Asia with a recovery in tourism ride-hailing demand and growth in domestic demand. Our incentives increased by $38 million (comprised of increases of $19 million in partner incentives and increases of $19 million in consumer incentives) to $199 million (comprised of $118 million in partner incentives and $81 million in consumer incentives) for the six months ended June 30, 2023 compared to $162 million (comprised of $99 million in partner incentives and $62 million in consumer incentives) for the six months ended June 30, 2022. Mobility GMV increased to $2.5 billion in the six months ended June 30, 2023 compared to $1.9 billion in the six months ended June 30, 2022, while mobility revenue as a percentage of mobility GMV increased from 15% in the six months ended June 30, 2022 to 16% in the six months ended June 30, 2023.

Financial services revenue improved to $79 million in the six months ended June 30, 2023, compared to $24 million in the six months ended June 30, 2022. The increase was primarily due to a $39 million growth in our payment business largely driven by lower consumer incentives and a $4 million growth in our lending business.

Enterprise and new initiatives revenue increased by $17 million, or 62%, to $45 million in the six months ended June 30, 2023 compared to $28 million in the six months ended June 30, 2022. The increase was primarily due to growth of GrabAds revenue by $19 million with the expansion of product offerings.

Cost of revenue

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Cost of revenue	747	647	15%

Cost of revenue increased by $100 million, or 15%, to $747 million for the six months ended June 30, 2023 from $647 million for the six months ended June 30, 2022, primarily due to a $119 million increase in cost of revenue as a result of the change in business model for delivery offerings in one of our markets, which changed our accounting from an agent to principal based model and a $20 million increase in cost of food, mart and suppliers' rebate. These increases were partially offset by a $26 million decrease in payment processing fee and infrastructure and cloud-hosting costs and a $10 million decrease in staff compensation costs.

Other income

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Other income	6	6	4%

Other income remained consistent at $6 million for the six months ended June 30, 2023 and 2022.

Sales and marketing expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Sales and marketing expenses	133	142	(6)%

Sales and marketing expenses decreased by $9 million, or 6%, to $133 million for the six months ended June 30, 2023 from $142 million for the six months ended June 30, 2022. The decrease was primarily due to a $7 million decrease in media and direct marketing activities, including agency marketing, media costs and communication materials.

General and administrative expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
General and administrative expenses	285	331	(14)%

General and administrative expenses decreased by $46 million, or 14%, to $285 million for the six months ended June 30, 2023 from $331 million for the six months ended June 30, 2022. The decrease was primarily due to a $30 million decrease in staff compensation costs and an $11 million decrease in professional and consultancy fees. The decreases in costs were primarily driven by our continued efforts to drive cost efficiency in our corporate functions.

Research and development expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Research and development expenses	219	239	(8)%

Research and development expenses decreased by $20 million, or 8%, to $219 million for the six months ended June 30, 2023 from $239 million for the six months ended June 30, 2022, primarily due to a $13 million decrease in staff compensation costs, including share-based compensation costs and a $7 million increase in development costs capitalization.

Restructuring costs

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Restructuring costs	51	1	NM

Restructuring costs increased by $51 million, to $51 million for the six months ended June 30, 2023 from $1 million for the six months ended June 30, 2022, primarily due to severance and other payments for a restructuring exercise announced in June 2023.

Net impairment loss on financial assets

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Net impairment loss on financial assets	33	22	48%

Net impairment loss on financial assets increased by $11 million, or 48%, to $33 million for the six months ended June 30, 2023 from $22 million for the six months ended June 30, 2022, primarily driven by a $11 million increase in the provision for doubtful debts, partly due to the growth in our lending business.

Other expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Other expenses	10	1	NM

Other expenses increased by $9 million to $10 million for the six months ended June 30, 2023 from $1 million for the six months ended June 30, 2022, primarily due to a $7 million increase in provisions.

Net finance costs

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Finance income	(102)	(32)	217%
Finance costs	63	72	(12)%
Net change in fair value of financial assets and liabilities	46	133	(65)%
Net finance costs	7	173	(96)%

Net finance costs decreased by $166 million, or 96%, to $7 million for the six months ended June 30, 2023 from $173 million for the six months ended June 30, 2022. The decrease in net finance costs was primarily due to an $87 million decrease in unfavorable fair value adjustments for certain investments, a $70 million increase in interest income due to higher interest rates and a $9 million decrease in interest costs.

Key Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Total Segment Adjusted EBITDA

Total Segment Adjusted EBITDA is a non-IFRS financial measure representing the sum of Segment Adjusted EBITDA of our four business segments. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA also reflect any applicable exclusions from Adjusted EBITDA. See “Adjusted EBITDA” below. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA each have limitations as financial measures, should be considered as supplemental in nature, and are not meant as a substitute for the related financial information prepared in accordance with IFRS. For a reconciliation of Total Segment Adjusted EBITDA to the most directly comparable IFRS measure, see the section titled “—Reconciliation of Non-IFRS Financial Measures.”

Regional corporate costs are costs that have not been attributed to any of the business segments, including certain cost of revenue, regional research and development expenses, general and administrative expenses and marketing expenses. These regional cost of revenue include cloud computing costs. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include regional corporate costs.

The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Overall Total Segment Adjusted EBITDA	322	(94)	439%
Deliveries	129	(90)	242%
Mobility	315	207	52%
Financial services	(145)	(217)	33%
Enterprise and new initiatives	23	6	285%

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) net interest income (expenses), (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment loss on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure see the section titled “—Reconciliation of Non-IFRS Financial Measures.”

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the following non-IFRS financial measures: Adjusted EBITDA, Segment Adjusted EBITDA and Total Segment Adjusted EBITDA. However, the definitions of our non-IFRS financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-IFRS financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.

We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related IFRS financial measures.

The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA and Total Segment Adjusted EBITDA.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2023	2022
Loss for the year	(397)	(1,007)
Net interest (income) / expenses	(32)	45
Net other expenses / (income)	5	(3)
Income tax expense	7	3
Depreciation and amortization	72	72
Share-based compensation expenses	168	231
Unrealized foreign exchange loss	(9)	(4)
Impairment loss on goodwill and non-financial assets	*	3
Fair value changes on investments	46	133
Restructuring costs	51	1
Legal, tax and regulatory settlement provisions	3	6
Adjusted EBITDA	(86)	(520)
Regional corporate costs	408	426
Total Segment Adjusted EBITDA	322	(94)

Segment Adjusted EBITDA
Deliveries	129	(90)
Mobility	315	207
Financial Services	(145)	(217)
Enterprise and New Initiatives	23	6
Total Segment Adjusted EBITDA	322	(94)

Note:

* Amount less than $1 million

Financial Measures by Business Segment

Deliveries

The table below highlights key financial measures for our deliveries segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Revenue	567	224	153%
Segment Adjusted EBITDA(1)	129	(90)	NM
% of GMV	3%	(2)%

Note:

(1) Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our deliveries business has scaled significantly since its launch in 2018. The strong growth is reflected in an increase in revenue of $343 million from $224 million for the six months ended June 30, 2022 to $567 million for the six months ended June 30, 2023. Our deliveries revenue benefited by $240 million from our disciplined approach in reducing incentives as we focus on driving higher quality transactions in the first half of 2023 as compared to first half of 2022. Our revenue also benefited by $126 million in the first half of 2023 as compared to first half of 2022, from a business model change for certain delivery offerings in one of our markets, from being an agent arranging for delivery services provided by our driver-partners to end-users, to being a principal whereby Grab is the delivery service provider contractually responsible for the delivery services provided to end-users.

Mobility

The table below highlights key financial measures for our mobility segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Revenue	401	273	47%
Segment Adjusted EBITDA(1)	315	207	52%
% of GMV	12%	11%

Note:

(1) Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our mobility business was impacted significantly by the COVID-19 pandemic and the implementation of city and country lockdowns in 2020 and 2021, with a gradual easing of such measures in 2022. In 2022 and first half of 2023, governments in the various countries in which we operate have eased movement control orders and cross-border and domestic travel restrictions. We continue to acquire drivers to re-establish our pre-COVID supply levels and capture returning market demand through the use of driver-partner and consumer incentives, with an increase of $38 million incentives for the six months ended June 30, 2023 as compared to six months ended June 30, 2022. Our revenue increased by 47% to $401 million for the six months ended June 30, 2023 from $273 million for the six months ended June 30, 2022, signaling strong demand recovery and underlining strong unit economics fundamentals in our mobility business.

Financial services

The table below highlights key financial measures for our financial services segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Revenue	79	24	227%
Segment Adjusted EBITDA(1)	(145)	(217)	33%

Note:

(1) Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our financial services business has scaled significantly since 2019 as we rolled out new offerings. Our revenue increased from $24 million for the six months ended June 30, 2022 to $79 million for the six months ended June 30, 2023. The strong growth was primarily attributed to a $39 million increase from our payment business and a $4 million increase from our lending business. Additionally, Segment Adjusted EBITDA improved to $(145) million in the six months ended June 30, 2023 from $(217) million in the six months ended June 30, 2022 as we continued to streamline our cost base in various businesses.

Enterprises and New Initiatives

The table below highlights key financial measures for our enterprise and new initiatives segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Revenue	45	28	62%
Segment Adjusted EBITDA(1)	23	6	285%
% of GMV	26%	6%

Note:

(1) Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

The enterprise and new initiatives segment generated revenue of $45 million and $28 million for the six months ended June 30, 2023 and 2022, respectively. Additionally, Segment Adjusted EBITDA was $23 million for the six months ended June 30, 2023 and $6 million for the six months ended June 30, 2022, primarily attributed to a $19 million increase from GrabAds business due to more efficient use of incentives. Segment Adjusted EBITDA as a percentage of GMV increased to 26% in the six months ended June 30, 2023 from 6% in the six months ended June 30, 2022.

Key Operating Metrics

Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

The table below sets forth key operating metrics for the periods indicated.

Gross Merchandise Value

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
GMV(1)	10,201	9,860	3%
MTUs(2) (monthly average in millions)	34.1	31.8	7%
Partner incentives(3)	344	428	(20)%
Consumer incentives(4)	467	655	(29)%
Partner and consumer incentives	811	1,083	(25)%

Notes:

(1) GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.

(2) MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps.

(3) Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue. Base incentives amounted to $174 million and $92 million for the six months ended June 30, 2023 and 2022, respectively.

(4) Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

Gross Merchandise Value (“GMV”) represents the sum of the total dollar value of transactions from our services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores. GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through our platform. This metric enables us and investors to understand, evaluate and compare the total amount of consumer spending that is being directed through our platform over a period of time. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time. We achieved overall growth in GMV of approximately 3%, from $9.9 billion for the six months ended June 30, 2022, to $10.2 billion for the six months ended June 30, 2023. Deliveries GMV declined 2% to $4.9 billion for the six months ended June 30, 2023, from $5.0 billion for the six months ended June 30, 2022, as Deliveries demand during the prior period was supported by COVID restrictions on dine-in and social gatherings in Southeast Asia. Financial Services and Enterprise and New Initiatives GMV declined 7% and 12% to $2.7 billion and $92 million, respectively, for the six months ended June 30, 2023, from $2.9 billion and $104 million, respectively, for the six months ended June 30, 2022, consistent with our refocus to drive profitable transactions. As we move past COVID-19 and into a normalized operating environment, we believe that we have a strong opportunity to continue growing Mobility and Deliveries GMV due to the extent of the market opportunity and initiatives to re-accelerate growth, along with our platform advantages. We believe that we have a strong opportunity to continue growing GMV due to the extent of the market opportunity across all of our business verticals, along with our platform advantages.

The table below sets forth GMV by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Overall GMV	10,201	9,860	3%
Deliveries GMV	4,916	5,037	(2)%
Mobility GMV	2,538	1,869	36%
Financial Services GMV	2,655	2,850	(7)%
Enterprise & New Initiatives GMV	92	104	(12)%

Monthly Transacting Users

Monthly transacting users (“MTUs”) is defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services within a given month, across any of our segments. For example, a consumer who made one food delivery transaction and one mobility transaction in the same month is counted as only one Grab MTU. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps. We present our MTUs as a metric to understand and evaluate our business growth, and to enable investors to do the same.

The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Overall MTUs	34.1	31.8	7%
Deliveries MTUs	18.6	19.5	(5)%
Mobility MTUs	19.0	15.2	25%
Financial Services MTUs	22.5	20.4	10%

Overall Group MTUs increased by 2.3 million or 7% to 34.1 million for the six months ended June 30, 2023 from 31.8 million for the six months ended June 30, 2022. The increase in mobility MTUs signaled demand recovery following the easing of COVID-19 related travel restrictions across our markets in the first half of 2023. Deliveries MTUs decreased as we lowered incentive spend and focused on users who are less sensitive to promotions, while financial services MTUs increased for the same period. Financial services MTUs grew due to deeper on-platform penetration driven by growth in mobility MTUs.

Gross Merchandise Value per Monthly Transacting User

GMV per MTU declined 3% to $299 for the six months ended June 30, 2023 from $310 for the six months ended June 30, 2022. This is consistent with our refocus within the financial services segment to drive profitable ecosystem transactions. Within our mobility and deliveries segments, the continued rollout of new offerings continue to drive increasing spend and engagement across the existing user base and attract new consumers to try offerings on our platform. This is evidenced by an increase in mobility GMV per MTU by 9% to $134 for the six months ended June 30, 2023 from $123 for the six months ended June 30, 2022. Deliveries GMV per MTU also increased 2% to $264 for the six months ended June 30, 2023 from $258 for the six months ended June 30, 2022.

The table below sets forth GMV per MTU for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Overall GMV per MTU	299	310	(3)%
Deliveries GMV per MTU	264	258	2%
Mobility GMV per MTU	134	123	9%
Financial Services GMV per MTU	118	140	(16)%

Partner Incentives and Consumer Incentives

Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue. Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Partner Incentives

The table below sets forth partner incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Overall partner incentives	344	428	(20)%
% of GMV	3%	4%
Deliveries	226	328	(31)%
Mobility	118	99	19%
Financial Services	*	*	NM
Enterprise & New Initiatives	*	*	NM

Note:

* Amounts less than $1 million

Consumer Incentives

The table below sets forth consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Overall consumer incentives	467	655	(29)%
% of GMV	5%	7%
Deliveries	333	471	(29)%
Mobility	81	62	31%
Financial Services	12	51	(77)%
Enterprise & New Initiatives	41	71	(43)%

Partner and Consumer Incentives

The table below sets forth partner and consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Overall partner and consumer incentives	811	1,083	(25)%
% of GMV	8%	11%
Deliveries	559	799	(30)%
Mobility	199	162	23%
Financial Services	12	51	(76)%
Enterprise & New Initiatives	41	71	(43)%

Key Operating Metrics by Business Segment

Deliveries

The table below highlights key operating metrics which drive our revenue for the deliveries segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Revenue	567	224	153%
Segment Adjusted EBITDA(1)	129	(90)	242%
GMV(2)	4,916	5,037	(2)%
MTUs(3) (monthly average in millions)	18.6	19.5	(5)%
Partner incentives(4)	(226)	(328)	(31)%
Consumer incentives(5)	(333)	(471)	(29)%

Notes:

(1) Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

(2) GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.

(3) MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps.

(4) Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

(5) Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our deliveries segment for the six months ended June 30, 2023 and 2022 was driven by our disciplined approach in reducing incentives and a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model. Our revenue benefitted by $126 million in the first half of 2023 as compared to first half of 2022, from the business model change. For our agent-based business models, we generate revenue through commissions from driver- and merchant-partners, calculated as a percentage of the total dollar value and delivery fee of each GrabFood, GrabKitchen, GrabMart, and GrabExpress order. For GrabKios, we generate revenue by charging a commission on the total value of goods sold by GrabKios agents.

Mobility

The table below highlights key operating metrics which drive our revenue for the mobility segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Revenue	401	273	47%
Segment Adjusted EBITDA(1)	315	207	52%
GMV(2)	2,538	1,869	36%
MTUs(3) (monthly average in millions)	19.0	15.2	25%
Partner incentives(4)	(118)	(99)	19%
Consumer incentives(5)	(81)	(62)	31%

Notes:

(1) Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

(2) GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.

(3) MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps.

(4) Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners.

(5) Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

With the easing of travel and movement restrictions in 2022 and first half of 2023, there was an increased demand for mobility offerings, which was reflected in increased GMV for the six months ended June 30, 2023. Our partner and consumer incentives for mobility segment were 8% and 9% of GMV for the six months ended June 30, 2023 and 2022, respectively. Revenue from lease payments from our rentals business is also included in our mobility segment revenues. We generate revenue for each ride based on a commission as a percentage of the total cost of the ride, exclusive of tolls and taxes.

Financial Services

The table below highlights the key operating metrics which drive our revenue for the financial services segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Revenue	79	24	227%
Segment Adjusted EBITDA(1)	(145)	(217)	33%
Pre-InterCo TPV(2)	7,496	7,378	2%
GMV(3)	2,655	2,850	(7)%
MTUs(4) (monthly average in millions)	22.5	20.4	10%
Partner incentives(5)	(*)	(*)	NM
Consumer incentives(6)	(12)	(51)	(77)%

Notes:

* Amount less than $1 million.

(1) Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

(2) Pre-InterCo TPV for the financial services segment is the total payments volume, or TPV, processed through our platform for the financial services segment. TPV is the value of payments received from consumers, net of payment reversals, successfully completed through our platform.

(3) GMV for the financial services segment is the total payments volume, or TPV, processed through our platform for the financial services segment, excluding amounts from transactions between entities within the Grab group that are eliminated upon consolidation.(4) MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs will additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps.

(5) Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners.

(6) Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our financial services segment for the six months ended June 30, 2023 was primarily attributed to higher contributions from our payment business, and lowered incentives as a percentage of GMV. Additionally, Segment Adjusted EBITDA improved to $(145) million in the six months ended June 30, 2023 from $(217) million in the six months ended June 30, 2022 as we continued to focus on driving cost efficiencies.

Enterprise and New Initiatives

The table below highlights the key operating metrics which drive our revenue for the enterprise and new initiatives segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2022-1H2023
	2023	2022	% Change
Revenue	45	28	62%
Segment Adjusted EBITDA(1)	23	6	285%
GMV(2)	92	104	(12)%
Partner incentives(3)	(*)	(*)	NM
Consumer incentives(4)	(41)	(71)	(43)%

Notes:

* Amount less than $1 million

(1) Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

(2) GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.

(3) Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners.

(4) Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our enterprises and new initiatives segment for the six months ended June 30, 2023 was driven by more efficient use of incentives in our advertising services. Additionally, Segment Adjusted EBITDA increased to $23 million in the six months ended June 30, 2023 from $6 million in the six months ended June 30, 2022.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents raised from transactions relating to the Business Combination, loan facilities and equity financing at the subsidiary level.

As of June 30, 2023 and December 31, 2022, our assets exceeded our liabilities by $6.4 billion and $6.7 billion, respectively. We incurred a net loss after tax of $0.4 billion and $1.0 billion for the six months ended June 30, 2023 and 2022, respectively. In addition, we had accumulated losses of $16.7 billion as of June 30, 2023. To support our business plans, we raised funding primarily through the closing of the Term Loan B Facility in January 2021 and transactions relating to the Business Combination in December 2021.

Our unrestricted cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of changes in their fair value and are used to manage short-term commitments. Marketable securities consisted primarily of investment-grade corporate bonds. Restricted cash and non-current deposits comprise deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection with certain contractual obligations and advances received in connection with our electronic wallet or e-wallet services. Our cash and cash equivalents are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate.

We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date hereof and beyond. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. Therefore, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating or financial covenants that restrict our operations.

The following table sets forth a summary of our cash flows for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2023	2022
Net cash flow	343	(2,149)
Net cash used in operating activities	(207)	(705)
Net cash provided by / (used in) investing activities	1,253	(1,241)
Net cash used in financing activities	(703)	(203)

Operating Activities

Net cash used in operating activities was $207 million for the six months ended June 30, 2023, primarily consisting of $0.4 billion of loss for the period, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $168 million, finance costs of $63 million, depreciation expense of $63 million, restructuring costs of $51 million, fair value loss on investments of $46 million and net impairment loss on financial assets of $33 million. This was partially offset by $102 million of finance income mainly related to interest income. The net change in operating assets and liabilities are primarily the result of a $82 million decrease in trade and other payables, a $46 million increase in trade and other receivables and a $10 million increase in deposits. Additionally, there was a $14 million in taxes paid.

Net cash used in operating activities was $705 million for the six months ended June 30, 2022, primarily consisting of $1.0 billion of loss for the period, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $231 million, fair value loss on investments of $133 million, finance cost of $72 million, depreciation expense of $62 million and net impairment loss on financial assets of $22 million. This was partially offset by $32 million of finance income mainly related to interest income and foreign exchange gain. The net change in operating assets and liabilities was primarily the result of a $168 million increase in trade and other receivables and a $36 million decrease in trade and other payables. Additionally, there was a $10 million charge for taxes paid.

Investing Activities

Net cash provided by investing activities was $1.3 billion for the six months ended June 30, 2023, primarily consisting of $1.2 billion in net proceeds from other investments which include term deposits, $74 million interest received, and $13 million proceeds from the sale of property, plant and equipment. These were partially offset by $38 million used for the purchases of property, plant and equipment, and intangible assets.

Net cash used in investing activities was $1.2 billion for the six months ended June 30, 2022, primarily consisting of $1.0 billion for the purchase of other investments, $166 million for the acquisition of subsidiaries, net of cash acquired, and $17 million interest received. Additionally, $62 million was used for the purchases of property, plant and equipment, intangible assets and associate.

Financing Activities

Net cash used in financing activities was $703 million for the six months ended June 30, 2023, primarily consisting of $668 million repayment of bank loans, $47 million interest paid, $27 million for acquisition of non-controlling interests without change in control and $20 million for the payment of lease liabilities, partially offset by $49 million in proceeds from bank loans and $12 million in proceeds from share-based arrangements.

Net cash used in financing activities was $203 million for the six months ended June 30, 2022, primarily consisting of $149 million repayment of bank loans, $71 million interest paid, $39 million payment of share listing and associated expenses and $16 million for the payment of lease liabilities, partially offset by $65 million in proceeds from bank loans.

Capital Expenditures

Our capital expenditures amounted to $38 million and $27 million for the six months ended June 30, 2023 and 2022, respectively. Our historical capital expenditures are primarily related to our facilities and procurement of our vehicles fleet, primarily across Singapore and Indonesia, and amounted to $20 million and $20 million for the six months ended June 30, 2023 and 2022. We have also incurred development costs for our new or substantially improved products and processes, that amounted to $18 million and $7 million for the six months ended June 30, 2023 and 2022. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination Transactions and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Indebtedness

The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of June 30, 2023 and December 31, 2022:

(in $ millions, unless otherwise stated)	As of June 30,	As of December 31,
	2023	2022
Current maturities of long-term liabilities
Bank loans and term loans	77	83
Lease liabilities	37	34
Total current liabilities	114	117
Long-term liabilities—net of current maturities
Bank loans and term loans	522	1,096
Lease liabilities	136	152
Total long-term liabilities	658	1,248
Total	772	1,365

We entered into a $2.0 billion Term Loan B Facility in January 2021. Borrowings under the Term Loan B Facility bear interest at a floating rate equal to either, at our option, (i) a base rate, subject to a 2.00% floor, plus a margin of 3.50% per annum or (ii) a Eurodollar rate, subject to a 1.00% floor, plus a margin of 4.50% per annum. The Term Loan B Facility matures on January 29, 2026, and requires quarterly principal payments of 0.25% of the original principal amount per quarter through December 31, 2025, with any remaining balance payable on January 29, 2026. The term loan credit agreement in connection with the Term Loan B Facility contains certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens and fundamental changes. The Term Loan B Facility is secured by substantially all assets of Grab Holdings Inc. ("GHI") and certain of its subsidiaries and all proceeds and products of the foregoing. The Term Loan B Facility proceeds may be used for general corporate purposes of GHI and certain of its subsidiaries. In 2022, we repurchased and cancelled our Term Loan B in the aggregate principal amount of $853 million for an aggregate consideration of $838 million. As of December 31, 2022, $1.1 billion in principal amount and accrued interest was outstanding under the Term Loan B Facility. In February 2023, we further prepaid $600 million of the principal amount of Term Loan B.

As of June 30, 2023, we and our subsidiaries had available credit facilities of an aggregate of $0.7 billion, and $0.7 billion was drawn and outstanding. From time to time, we may also decide to refinance our indebtedness, including the Term Loan B Facility. Other than the Term Loan B Facility, a majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Singapore and Indonesia. These financings are on an arm’s-length terms with an average duration of five years and interest rates of up to 10.5%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes. Among such facilities is an aggregate of approximately $11 million, available for future drawdown, (the “Maybank Facilities”) entered into based on letters of blanket hire purchase facility with Malayan Banking Berhad, by one of our subsidiaries, Grab Rentals Pte. Ltd., and approximately $31 million was drawn and outstanding as of June 30, 2023. The Maybank Facilities are secured against vehicles we rent to driver-partners in Singapore and have tiered interest rates ranging between 1.8% and 2.08% with an average duration of five years. In addition, one of our subsidiaries, Jaya Grocer Holdings Sdn. Bhd., has entered into facilities with an aggregate of approximately $5 million, available for future drawdown, (the “Maybank Islamic Facilities”) with Malayan Islamic Berhad, of which approximately $10 million was drawn and outstanding as of June 30, 2023. The Maybank Islamic Facilities are secured by a corporate guarantee from the subsidiary and carry interest rates based on cost of funds plus 1.25% to 1.5%, or base financing rate less 2%, with an average duration of five years.

Contractual and Other Obligations

We have non-cancelable commitments that primarily relate to network and cloud services and other items in the ordinary course of business. These amounts are determined based on the non-cancelable quantities to which we are contractually obligated. As of June 30, 2023, there have been no material changes outside the ordinary course of business to the contractual obligations and commitments, as disclosed in our 2022 Annual Report.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. There have been no material changes to our market risks as compared to the market risks described in our 2022 Annual Report.

Critical Accounting Estimates

Our consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The preparation of these consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our 2022 Annual Report.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Grab Holdings Limited

(Incorporated in the Cayman Islands)

and its Subsidiaries

Unaudited condensed consolidated interim financial statements

June 30, 2023

Unaudited condensed consolidated statement of financial position

(in $ millions)

	Note	June 30, 2023	December 31, 2022
		$	$
Non-current assets
Property, plant and equipment	4	469	492
Intangible assets and goodwill		913	904
Associates and joint venture		107	107
Deferred tax assets		38	20
Other investments		1,356	1,742
Prepayments and other assets		194	217
		3,077	3,482
Current assets
Inventories		45	48
Trade and other receivables		362	372
Prepayments and other assets		241	182
Other investments		2,286	3,134
Cash and cash equivalents	5	2,282	1,952
		5,216	5,688
Total assets		8,293	9,170

Equity
Share capital and share premium	6	22,603	22,278
Reserves	6	443	602
Accumulated losses		(16,675)	(16,277)
Equity attributable to owners of the Company		6,371	6,603
Non-controlling interests		20	54
Total equity		6,391	6,657

Non-current liabilities
Loans and borrowings	7	658	1,248
Provisions		18	18
Other liabilities		131	132
Deferred tax liabilities		19	18
		826	1,416
Current liabilities
Loans and borrowings	7	114	117
Provisions		39	38
Trade payables and other liabilities		905	933
Current tax liabilities		18	9
		1,076	1,097
Total liabilities		1,902	2,513
Total equity and liabilities		8,293	9,170

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of profit or loss and other comprehensive income

For the six months ended June 30

(in $ millions, except for per share data)

	Note	2023	2022
		$	$
Revenue	9	1,092	549
Cost of revenue		(747)	(647)
Other income		6	6
Sales and marketing expenses		(133)	(142)
General and administrative expenses		(285)	(331)
Research and development expenses		(219)	(239)
Restructuring costs		(51)	(1)
Net impairment losses on financial assets		(33)	(22)
Other expenses		(10)	(1)
Operating loss		(380)	(828)
Finance income		102	32
Finance costs		(63)	(72)
Net change in fair value of financial assets and liabilities		(46)	(133)
Net finance costs		(7)	(173)
Share of loss of equity-accounted investees (net of tax)		(3)	(3)
Loss before income tax		(390)	(1,004)
Income tax expense		(7)	(3)
Loss for the period		(397)	(1,007)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements		(1)	*
Investments and put liabilities at FVOCI – net change in fair value		(6)	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		(14)	(54)
Other comprehensive loss for the period, net of tax		(21)	(54)
Total comprehensive loss for the period		(418)	(1,061)
Loss attributable to:
Owners of the Company		(378)	(970)
Non-controlling interests		(19)	(37)
Loss for the period		(397)	(1,007)
Total comprehensive loss attributable to:
Owners of the Company		(393)	(1,024)
Non-controlling interests		(25)	(37)
Total comprehensive loss for the period		(418)	(1,061)
Loss per share
Basic loss per share	10	(0.10)	(0.26)
Diluted loss per share	10	(0.10)	(0.26)

* Amount less than $1 million

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of changes in equity

For the six months ended June 30, 2023

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2023		*	22,278	(16,277)	153	516	(67)	6,603	54	6,657
Total comprehensive loss for the period
Loss for the period		—	—	(378)	—	—	—	(378)	(19)	(397)
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	(12)	(12)	(2)	(14)
Defined benefit plan remeasurement		—	—	(1)	—	—	—	(1)	—	(1)
Investments and put liabilities at FVOCI – net change in fair value		—	—	—	(2)	—	—	(2)	(4)	(6)
Total other comprehensive loss		—	—	(1)	(2)	—	(12)	(15)	(6)	(21)
Total comprehensive loss for the period		—	—	(379)	(2)	—	(12)	(393)	(25)	(418)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	6	*	325	—	—	(313)	—	12	—	12
Share-based payment	8	—	—	—	—	168	—	168	—	168
Total contributions by owners		*	325	—	—	(145)	—	180	—	180
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(19)	—	—	—	(19)	(9)	(28)
Total changes in ownership interests in subsidiaries		—	—	(19)	—	—	—	(19)	(9)	(28)
Total transactions with owners		*	325	(19)	—	(145)	—	161	(9)	152
At June 30, 2023		*	22,603	(16,675)	151	371	(79)	6,371	20	6,391

* Amount less than $1 million

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of changes in equity

For the six months ended June 30, 2022

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2022		*	21,529	(14,402)	243	382	(19)	7,733	286	8,019
Total comprehensive loss for the period
Loss for the period		—	—	(970)	—	—	—	(970)	(37)	(1,007)
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	(54)	(54)	—	(54)
Total other comprehensive loss		—	—	—	—	—	(54)	(54)	—	(54)
Total comprehensive loss for the period		—	—	(970)	—	—	(54)	(1,024)	(37)	(1,061)
Transactions with owners, recorded directly in equity
Contributions by owners
Acquisition of subsidiary		*	46	—	(91)	—	—	(45)	22	(23)
Share options exercised/restricted stock units vested	6	*	240	—	—	(240)	—	—	—	—
Share-based payment	8	—	—	—	—	231	—	231	—	231
Total contributions by owners		*	286	—	(91)	(9)	—	186	22	208
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	417	(161)	—	—	—	256	(256)	—
Total changes in ownership interests in subsidiaries		—	417	(161)	—	—	—	256	(256)	—
Total transactions with owners		*	703	(161)	(91)	(9)	—	442	(234)	208
At June 30, 2022		*	22,232	(15,533)	152	373	(73)	7,151	15	7,166

* Amount less than $1 million

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of cash flows

For the six months ended June 30

(in $ millions)

	Note	2023	2022
		$	$
Cash flows from operating activities
Loss before income tax		(390)	(1,004)
Adjustments for:
Amortization of intangible assets		9	10
Depreciation of property, plant and equipment		63	62
Impairment of property, plant and equipment		*	3
Equity-settled share-based payments	8	168	231
Finance costs		63	72
Net change in fair value of financial assets and liabilities		46	133
Net impairment loss on financial assets		33	22
Finance income		(102)	(32)
(Gain)/Loss on disposal of property, plant and equipment	4	(4)	*
Restructuring costs		51	—
Share of loss of equity-accounted investees (net of tax)		3	3
Change in provisions		1	1
		(59)	(499)
Changes in:
- Inventories		4	7
- Deposits pledged		(10)	1
- Trade and other receivables		(46)	(168)
- Trade payables and other liabilities		(82)	(36)
Cash used in operations		(193)	(695)
Income tax paid		(14)	(10)
Net cash used in operating activities		(207)	(705)
Cash flows from investing activities
Acquisition of property, plant and equipment		(20)	(20)
Purchase of intangible assets		(18)	(7)
Proceeds from disposal of property, plant and equipment		13	5
Acquisition of businesses, net of cash acquired		—	(166)
Acquisition of additional interests in associate		—	(35)
Net proceeds from/(acquisitions of) other investments		1,204	(1,035)
Interest received		74	17
Net cash from/(used in) investing activities		1,253	(1,241)

* Amount less than $1 million

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of cash flows (continued)

For the six months ended June 30

(in $ millions)

	Note	2023	2022
		$	$
Cash flows from financing activities
Proceeds from share-based payment arrangements		12	*
Payment of listing expenses		—	(39)
Proceeds from bank loans		49	65
Repayment of bank loans		(668)	(149)
Payment of lease liabilities		(20)	(16)
Acquisition of non-controlling interests without change in control		(27)	—
Deposits pledged		(2)	7
Interest paid		(47)	(71)
Net cash used in financing activities		(703)	(203)
Net increase/(decrease) in cash and cash equivalents		343	(2,149)
Cash and cash equivalents at January 1	5	1,952	4,991
Effect of exchange rate fluctuations on cash held		(13)	(49)
Cash and cash equivalents at June 30	5	2,282	2,793

* Amount less than $1 million

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

These notes form an integral part of the unaudited condensed consolidated interim financial statements.

1.
Domicile and activities

Grab Holdings Limited (the “Company” or “GHL”) was incorporated in the Cayman Islands on March 12, 2021. The address of the Company’s registered office is Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, KYI-1106, Cayman Islands. The business office is at 3 Media Close, #01-03/06, Singapore 138498.

The Company was formed to facilitate the public listing (on the Nasdaq Stock Market (“NASDAQ”)); and additional capitalization (referred to collectively as the “Reverse Recapitalization”) of Grab Holdings Inc. (“GHI”) and its subsidiaries (together referred to as “GHI Group”). The Reverse Recapitalization was effectuated in December 2021.

These condensed consolidated interim financial statements as at and for the six months ended June 30, 2023 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in equity-accounted investees. As a result of the Reverse Recapitalization, the Company is the investment holding company of GHI. Therefore, these consolidated financial statements have been presented as a continuation of the GHI Group.

The Group enables access to delivery, mobility, financial services and enterprise offerings in Southeast Asia through its mobile application (the “Grab Platform”).

2.
Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, as were the annual consolidated financial statements as at and for the year ended 31 December 2022, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business.

The assets of the Group exceed its liabilities by $6,391 million as at June 30, 2023, and the Group has incurred a net loss after tax of $397 million for the six months ended June 30, 2023.

As at June 30, 2023, the Group has deposits with banks and financial institutions; and cash and cash equivalents of $4,908 million available. Based on these factors and in consideration of the Group’s business plans, budgets and forecasts, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

3.
Basis of preparation
3.1.
Statement of compliance

These condensed consolidated interim financial statements for the six months ended 30 June 2023 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 31 December 2022 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

3.2.
Functional and presentation currency

These condensed consolidated interim financial statements are presented in United States dollars ($), which is the Company’s functional currency. All information presented in $ has been rounded to the nearest million, unless otherwise stated.

3.3.
Use of estimates and judgments

In preparing these condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest). The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following note:

•
Note 12 – Financial instruments

3.4.
Change in accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2022.

•
Deferred tax related to assets and liabilities arising from a single transaction

The Group has adopted Deferred Tax related to Assets and Liabilities arising from a Single Transaction —Amendments to IAS 12 from 1 January 2023. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences — e.g. leases and decommissioning liabilities. For leases and decommissioning liabilities, an entity is required to recognize the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, an entity applies the amendments to transactions that occur after the beginning of the earliest period presented.

The Group previously accounted for deferred tax on leases and decommissioning liabilities applying the 'integrally linked' approach, resulting in a similar outcome to the amendments, except that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as at 1 January 2022 as a result of the change. The key impact for the Group relates to disclosure of the deferred tax assets and liabilities recognized — this disclosure will be provided in the annual financial statements.

The change in accounting policy will also be reflected in the Group's consolidated financial statements as at and for the year ending 31 December 2023.

•
Global minimum top-up tax

The Group has adopted International Tax Reform — Pillar Two Model Rules —Amendments to IAS 12 upon their release on 23 May 2023.The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure from 31 December 2023. The mandatory exception applies retrospectively. The retrospective application has no impact on the Group's condensed interim financial statements.

4.
Property, plant and equipment

During the six months ended June 30, 2023, the Group acquired:

•
motor vehicles held for leasing of $ 43 million (six months ended 30 June 2022: $27 million) for cash payments of $15 million (six months ended 30 June 2022: $5 million), secured bank loan financing of $25 million (six months ended 30 June 2022: $5 million), and lease liabilities of $3 million (six months ended 30 June 2022: $17 million); and
•
right-of-use assets relating to leased properties of $3 million (six months ended 30 June 2022: $66 million).

Property, plant and equipment with a carrying amount of $11 million were disposed of or derecognized during the six months ended June 30, 2023 (six months ended 30 June 2022: $10 million), resulting in gain on disposal or derecognition of $4 million (six months ended 30 June 2022: insignificant).

5
Cash and cash equivalents

	June 30, 2023	December 31, 2022
(in $ millions)	$	$
Short-term deposits	362	504
Cash at banks and on hand	1,920	1,448
Cash and cash equivalents in the statement of financial position	2,282	1,952
i)
Term deposits classification as cash equivalents or other investments

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

Term deposits that exceed that maturity are classified as “Other investments”. A net amount of $2,626 million has been placed in such term deposits during the six months ended June 30, 2023.

ii)
Restricted cash

Cash and cash equivalents include balances of $183 million (six months ended 30 June 2022: $166 million) held by subsidiaries that operate in countries where legal restrictions apply when the balances are not available for general use by the parent or other subsidiaries.

6
Capital and reserves

The movement in GHL Ordinary Shares during the six months ended June 30, 2023 is as follows:

(in thousands of shares)	Class A ordinary shares	Class B ordinary shares

In issue at January 1 – in issue	3,736,078	125,780
Restricted share units vested	44,729	4,498
Exercise of share options	923	—
Equity stock purchase plan issuance	2,890	—
Conversion of Class B ordinary shares to Class A ordinary shares	5,928	(5,928)
In issue at June 30	3,790,548	124,350
Restricted ordinary shares issued but not fully vested	—	(10,817)
In issue at June 30 – fully paid	3,790,548	113,533

7
Loans and borrowings

(in $ millions)	June 30, 2023	December 31, 2022
	$	$
Non-current
Bank loans	59	55
Term loan	463	1,041
Lease liabilities	136	152
	658	1,248
Current
Bank loans	57	63
Term loan	20	20
Lease liabilities	37	34
	114	117

A significant portion of the bank loans are secured by the Group’s motor vehicles with a carrying amount of $244 million (2022: $242 million) (see Note 4).

Terms and debt repayment schedule

Terms and conditions of outstanding loans and borrowings (including lease liabilities) are as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount
				$
Bank loans	SGD	1.5% to 2.1%	2023-2027	62
Bank loans	SGD	COF* + 1 to 1.1%	2023-2024	2
Bank loans	MYR	COF* - 2.0% to +1.7%	2023-2027	12
Bank loans	IDR	9.5% to 10.3%	2023-2025	11
Bank loans	IDR	COF* + 1.8% to 2.0%	2023-2025	4
Bank loans	THB	COF* + 7.0% p.a.	2023	25
Term loan	USD	LIBOR + 4.5%	2026	483
Lease liabilities	Multiple	3.5% to 11.6%	2023-2037	173
				772

*cost of funds – which are variable rates specific to country and/or financial institutions

8.
Share-based payment arrangements
i)
Description of the share-based payment arrangements

As at June 30, 2023, the Company has in place an equity-settled share-based payment arrangement, the 2021 Equity Incentive Plan (the “2021 Plan”), under which Company may:

1.
issue restricted share units/awards (‘RSUs’); or
2.
grant options to purchase its ordinary shares (‘Share Options’); or
3.
issued restricted ordinary shares

to selected employees, officers, directors and consultants of the Group and non-employee directors of the Company.

The 2021 Plan was established in 2021 on consummation of the Reverse Recapitalization as a replacement for equity-settled share-based payment arrangements. The Share Options and RSUs granted generally vest 25% on each anniversary of the grant, over a four year-period. The maximum term of Share Options granted under the 2021 Plan does not exceed ten years from the date of grant. The Share Options and RSUs granted to employees do not have the rights of the ordinary shares until the Share Options and RSUs are vested, exercised and recorded into the register of shareholders of the Company.

As at June 30, 2023, the Company also has in place the 2021 Equity Stock Purchase Plan ("ESPP") which allows eligible employees to contribute, through payroll deductions, up to 15% of their eligible compensation to purchase the Company’s Class A Ordinary Shares at a 15% discount of the lower of either (i) the closing trading price of the first day of an offering period or (ii) the closing trading price of the purchase date.

a)
Reconciliation of outstanding RSUs

The number of unvested RSUs issued under the 2021 GHL Plan were as follows:

Number of unvested restricted share units
’000
As of January 1, 2023	131,765
Granted	89,486
Vested	(49,297)
Canceled and forfeited	(23,631)
As of June 30, 2023	148,323

As at June 30, 2023, certain RSUs were vested but had not been registered as ordinary shares. The weighted average fair value of RSUs granted during the six months ended June 30, 2023 was $2.87. The fair value of RSUs granted was determined based on the closing price of the shares on the grant date.

b)
Reconciliation of outstanding Share Options

The number and weighted-average exercise prices of Share Options under the 2021 Plan were as follows:

	Number of Share Options *	Weighted average exercise price per share	Weighted-average remaining contractual life
	’000	$	(in years)
As of January 1, 2023	54,937	2.22	7.22
Exercised	(942)	1.46
Canceled and forfeited	(499)	1.70
As of June 30, 2023	53,496	2.24	6.73

	Number of Share Options *	Weighted average exercise price per share
Exercisable as at 31 December	’000	$
As of January 1, 2023	32,021	2.10
As of June 30, 2023	32,468	2.11

The Share Options outstanding as at June 30, 2023 had an exercise price in the range of $0.28 to $4.03 (31 December 2022: $0.28 to $4.03). As at June 30, 2023, certain Share Options were exercised but have not been registered as ordinary shares.

c)
2021 Equity Stock Purchase Plan

During the six months ended June 30, 2023, 2,263 thousand shares were purchased by eligible employees and subsequently issued to them in July 2023 at a price of $2.92 per share.

9.
Revenue

Revenue streams

	For six months ended June 30
	2023	2022
(in $ millions)	$	$
Deliveries	567	224
Mobility	401	273
Financial services	79	24
Enterprise and new initiatives	45	28
	1,092	549

Mobility revenue includes rental income from motor vehicles of $71 million (2022: $61 million).

10
Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the six months ended June 30, 2023 and 2022 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	For six months ended June 30
	2023	2022
	$	$

Loss for the period	(397)	(1,007)
Less: Loss attributable to non-controlling interests	19	37
Loss for the period attributable to ordinary shareholders	(378)	(970)
Basic weighted-average ordinary shares outstanding	3,877,027	3,793,892
Basic loss per share attributable to ordinary shareholders	(0.10)	(0.26)
Diluted loss per share attributable to ordinary shareholders	(0.10)	(0.26)

As the Group incurred net losses for the six months ended June 30, 2023 and 2022 basic loss per share was the same as diluted loss per share.

The following potentially dilutive outstanding securities (reflected in thousands of GHL ordinary shares) were excluded from the computation of diluted loss per ordinary share either because their effects would have been antidilutive for the six months ended June 2023 and 2022, or are contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	For six months ended June 30
	2023	2022
Warrants	26,000	26,000
Restricted ordinary shares (Note 6)	10,817	21,635
Share options (Note 8)	53,496	58,596
RSUs (Note 8)	148,323	137,630
Shares committed under ESPP (Note 8)	2,263	—
Options to swap the shares in GHL subsidiaries for GHL Class A Ordinary Shares	121,450	121,450
Total	362,349	365,311

11
Related parties
i)
Transactions with key management personnel

The Group Chief Product Officer, appointed with effect from February 1, 2023, is considered a part of KMP.

There were no significant changes to the compensation scheme during the six months ended June 30, 2023.

ii)
Other related party transactions

The Group did not enter into other significant related party transactions during the six months ended June 30, 2023.

12
Financial instruments
i)
Accounting classification and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
June 30, 2023
Financial assets
Debt investments		711	40	—	751	594	75	82	751
Equity investments		265	—	—	265	135	—	130	265
Time deposits		—	—	2,626	2,626	—	—	—	—
Trade and other receivables		—	—	362	362	—	—	—	—
Other assets		—	—	211	211	—	—	—	—
Cash and cash equivalents	5	—	—	2,282	2,282	—	—	—	—
Total		976	40	5,481	6,497	729	75	212	1,016
Financial liabilities
Term loan		—	—	(483)	(483)	—	—	—	—
Warrant liabilities		(12)	—	—	(12)	(12)	—	—	(12)
Bank loans		—	—	(116)	(116)	—	—	—	—
Trade payables and other liabilities		(6)	(99)	(788)	(893)	—	—	(105)	(105)
Total		(18)	(99)	(1,387)	(1,504)	(12)	—	(105)	(117)

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2022
Financial assets
Debt investments		772	26	—	798	179	567	52	798
Equity investments		334	—	—	334	188	—	146	334
Time deposits		—	—	3,744	3,744	—	—	—	—
Trade and other receivables		—	—	372	372	—	—	—	—
Other assets		3	—	182	185	—	3	—	3
Cash and cash equivalents	5	—	—	1,952	1,952	—	—	—	—
Total		1,109	26	6,250	7,385	367	570	198	1,135
Financial liabilities
Term loan		—	—	(1,061)	(1,061)	—	—	—	—
Warrant liabilities		(14)	—	—	(14)	(14)	—	—	(14)
Bank loans		—	—	(118)	(118)	—	—	—	—
Trade payables and other liabilities		(6)	(93)	(800)	(899)	—	—	(99)	(99)
Total		(20)	(93)	(1,979)	(2,092)	(14)	—	(99)	(113)

ii)
Measurement of fair values
a)
Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used. The movement in fair value arising from reasonably possible changes to the significant unobservable inputs was assessed as not significant.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Assets
Debt investments	Broker prices/ Income approach	Risk-adjusted discount rate using Income approach	The estimated fair value would decrease (increase) if the discount rates were higher (lower).
Equity Investments	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).
		Volatility rates	The estimated fair value would either increase or decrease if the volatility rate increases.

Liabilities
Put options issued to non-controlling interests	Income approach	Probability attributed to achieving certain milestones	The estimated fair value of the put liability would increase (decrease) if the probability attributed to achieving certain milestones were higher (lower).

b)
Level 3 fair values

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

	Equity and debt investments	Other liabilities
	$	$
(in $ millions)
At January 1, 2022	161	(42)
Put liability arising from business combination	—	(91)
Net change in fair value (unrealized)	(6)	—
Net purchases/ (issuances)	30	—
Transfer between Level 3 and Level 1	—	33
At June 30, 2022	185	(100)
At January 1, 2023	198	(99)
Net change in fair value (unrealized)	(17)	(6)
Net purchases/ (issuances)	31	—
At June 30, 2023	212	(105)

Transfer between Level 3 and 1

The warrants which were in the process of registration for resale as at December 31, 2021 were then registered for resale during the six months ended June 30, 2022 and hence transferred from Level 3 to Level 1 due to the availability of quoted prices.

13.
Operating segments
i)
Basis for segmentation

The Group has the following strategic divisions which are its operating and also reportable segments. These segments offer different products and services, and are generally managed separately from a commercial, technological, marketing, operational and regulatory perspective. The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) reviews performance of each segment on a monthly basis for purposes of business management, resource allocation, operating decision making and performance evaluation.

The following summary describes the operations of each reportable segment:

Reportable segments	Operations
Deliveries

Connecting driver-partner and merchant-partner with consumers to create a localized logistics platform, facilitating and performing on-demand and scheduled delivery of a wide variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. In certain markets, it also includes the offering of delivery services for which the Group is directly responsible; and the offering of a variety of daily necessities through the operation of a chain of stores.

Mobility

Connecting consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain countries), and shared mobility options, such as carpooling. It also includes vehicle rental to enable driver-partners to be able to offer services through the platform.

Financial services

Digital solutions offered by and with business partners to address the financial needs of driver and merchant partners and consumers, including digital payments, lending, receivables factoring, insurance distribution and wealth management in selected markets.

Enterprise and new initiatives

A suite of enterprise offerings including advertising and marketing offerings, mapping services and anti-fraud offerings. It also includes other lifestyle services offered by our business partners to consumers including domestic and home services, hotel bookings and subscriptions in certain markets.

ii)
Information about reportable segments

The CODM evaluates operating segments based on revenue and Segment Adjusted EBITDA. Segment reporting revenue is disclosed in Note 9. Total revenue for reportable segments equals consolidated revenue for the Group.

Segment Adjusted EBITDA is defined as net loss of each operating segment adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs,(xi) legal, tax and regulatory settlement provisions, (xii) regional corporate costs and (xiii) share listing and associated expenses.

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	For six months ended June 30
	2023	2022
(in $ millions)	$	$
Segment Adjusted EBITDA
Deliveries	129	(90)
Mobility	315	207
Financial services	(145)	(217)
Enterprise and new initiatives	23	6
Total reportable Segment Adjusted EBITDA	322	(94)
Regional corporate costs	(408)	(426)
Net interest income (expenses)	32	(45)
Other income (expenses)	(5)	3
Income tax expenses	(7)	(3)
Depreciation and amortization	(72)	(72)
Share-based compensation expenses	(168)	(231)
Unrealized foreign exchange loss	9	4
Impairment losses on goodwill and non-financial assets	*	(3)
Fair value changes on investments	(46)	(133)
Restructuring costs	(51)	(1)
Legal, tax and regulatory settlement provisions	(3)	(6)
Loss for the period	(397)	(1,007)

* Amount less than $1 million

Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property, plant and equipment which are primarily located in Singapore, Malaysia and Indonesia. Other non-current assets such as intangible assets, goodwill and other investments are predominantly regional assets that are not attributed to a segment.